SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*

                         Harnischfeger Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                    413345109
                                  (Cusip Number)

                                W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,204,950 shares, which constitutes approximately 6.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 47,941,690 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,204,950 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,204,950 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,204,950 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.7%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,204,950 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,204,950 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,204,950 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 6.7%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,204,950 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,204,950 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,204,950 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.7%


14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /  /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 3,204,950 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,204,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,204,950 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.7%


14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole member of Portfolio Genpar, L.L.C., which is the sole general partner of Portfolio FF Investors, L.P.

1.   Name of Reporting Person:

     Portfolio FF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,204,950 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,204,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,204,950

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.7%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

1.   Name of Reporting Person:

     Portfolio Genpar, L.L.C.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 3,204,950 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 3,204,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,204,950 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 6.7%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio FF Investors, L.P.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 19, 1998, as amended by Amendment No. 1 dated May 29, 1998, as amended by Amendment No. 2 dated August 12, 1998, as amended by Amendment No. 3 dated October 12, 1998, as amended by Amendment No. 4 dated April 6, 1999, as amended by Amendment No. 5 dated April 13, 1999, as amended by Amendment No. 6 dated May 25, 1999 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Harnischfeger Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        TIF

        Because of its position as the sole member of PG, which is the sole general partner of PFFI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,204,950 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        TFI

        Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,204,950 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        TCM

        Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,204,950 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        TMT

        Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,204,950 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.



        PFFI

        The aggregate number of shares of the Stock that PFFI owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,204,950, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        PG

        Because of its position as the sole general partner of PFFI, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,204,950 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

        To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

        (b)

        TIF

        As the sole member of PG, which is the sole general partner of PFFI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,950 shares of the Stock.

        TFI

        As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,950 shares of the Stock.

        TCM

        As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,950 shares of the Stock.

        TMT

        As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PFFI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,950 shares of the Stock.

        PFFI

        Acting through its sole general partner, PFFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,950 shares of the Stock.

        PG

        As the sole general partner of PFFI, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,204,950 shares of the Stock.

        (c) Since the last filing, PFFI has sold shares of the Stock in transactions on the New York Stock Exchange, as follows:

                        NO. OF SHARES         PRICE PER
         DATE             SOLD                  SHARE

        05/26/99         12,000                $  8.06
        05/27/99         41,500                   7.95
        05/27/99         18,400                   8.03
        05/27/99         11,300                   7.95
        05/28/99        100,000                   7.57
        06/01/99        250,000                   3.03
        06/01/99         30,000                   2.47
        06/08/99        166,000                   1.13

        Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the last filing.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

        (e)  Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

     Exhibit 99.2 -- Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

      Exhibit 99.3 -- Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, previously filed.

     Exhibit 99.4 -- Letter to the Chairman of the Board of the Issuer, dated May 25, 1999, previously filed.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED:      June 8, 1999


                                     TRINITY I FUND, L.P.,
                                     a Delaware limited partnership

                                     By:   TF INVESTORS, L.P.,
                                           a Delaware limited partnership,
                                           General Partner

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President



                                     TF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   TRINITY CAPITAL MANAGEMENT, INC.,
                                           a Delaware corporation,
                                           General Partner


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President



                                     TRINITY CAPITAL MANAGEMENT, INC.,
                                     a Delaware corporation


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President



                                     PORTFOLIO FF INVESTORS, L.P.,
                                     a Delaware limited partnership

                                     By:   PORTFOLIO GENPAR, L.L.C.,
                                           a Delaware limited liability
                                           company, General Partner


                                     By: /s/ W.R. Cotham
                                           W.R. Cotham, Vice President



                                     PORTFOLIO GENPAR, L.L.C.,
                                     a Delaware limited liability company


                                     By: /s/ W.R. Cotham
                                         W.R. Cotham, Vice President



                                      /s/ W.R. Cotham
                                     W.R. Cotham
                                     Attorney-in-Fact for:

                                           THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W.R. Cotham et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

  99.2 Letter to the Chief Executive Officer of the Issuer, dated April 6, 1999, previously filed.

  99.3 Letter to the Chief Executive Officer of the Issuer, dated April 13, 1999, previously filed.

  99.4 Letter to the Chairman of the Board of the Issuer, dated May 25, 1999, previously filed.